Contact

www.linkedin.com/in/jener-sakiri (LinkedIn)

Top Skills

Research
Public Speaking
Microsoft Office

Languages

Albanian (Limited Working)
Turkish (Professional Working)

Certifications

Admission
Admission
CM/ECF Certification

Jener Sakiri

Chief Legal Officer at Niftify
Los Angeles Metropolitan Area

Summary

Experienced transactional attorney specializing in corporate and blockchain law.

Effective lawyers are diligent and efficient, while mixing creative ideas with objective logical reasoning to resolve client matters. These are the values Jener strives to embody when given the opportunity to represent your interests.

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Experience

Niftify
Head Of Legal
June 2022 - Present (8 months)
United States

Niftify™ is an NFT e-commerce platform that enables brands, creators, and entrepreneurs to launch compliant NFT stores and marketplaces from the comfort of their own domain. I head the legal operations from corporate to compliance.

Sakiri Law Group, P.C.
Principal
December 2018 - Present (4 years 2 months)
San Dimas, California

Handle matters for private clients in a variety of fields - i.e. inter alia, intellectual property/music management and record label contracts, negotiation/formation/dispute, business and legal for start-ups, corporate formation/general counsel, real estate, bankruptcy, landlord-tenant, personal injury, wills & trusts, M&A.

If I cannot personally assist you with effective representation, then I will refer you to an excellent attorney in the subject field through a network based in Southern California.

Blockchain LLP
Partner
May 2021 - June 2022 (1 year 2 months)
Los Angeles Metropolitan Area

Transactional law firm at the forefront of Blockchain Law, Digital Identities, DeFi, NFTs, DAOs, etc., as well as, other expansive legal services in the typical corporate realm.

NTCH, Inc.
In-House Counsel
March 2019 - August 2020 (1 year 6 months)
Southern California

Advise on real property title transactions, easements, insurance contracts, constitutional matters, bankruptcy issues and election matters. Draft complaints, propound and respond to discovery, and make court appearances to further company goals. Assist in conducting and defending depositions. Draft appellate briefs at both the state and federal levels. Perform private investigative work on persons and assets of interest. Assist related 501(c)(4) entity to effectuate efficient governance in California cities and counties through California election law and public interest litigation.

Loke Walsh Immigration Law
Law Clerk
May 2017 - August 2017 (4 months)
Pacific Palisades

Prepare and file green card and non-immigrant visa applications for clients including H1-B, O-1, NIW, E1, E2, TN, and more.

Kermani LLP
Law Clerk
May 2016 - September 2016 (5 months)
Greater Los Angeles Area

Assist attorneys in all aspects of complex litigation, including class actions, employment/labor law, personal injury, unlawful detainers, immigration, and business litigation

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Education

University of California, Los Angeles - School of Law
Doctor of Law (J.D.), Business Law · (2015 - 2018)

University of California, Los Angeles

Bachelor's degree, Political Science · (2012 - 2015)